QUANTITATIVE ALPHA TRADING INC.

CONSOLIDATED CONDENSED INTERIM FINANCIAL STATEMENTS
For the three months ended March 31, 2012
(Unaudited)

UNAUDITED INTERIM FINANCIAL STATEMENTS

In accordance with National Instrument 51-102 released by the Canadian Securities Administrators, the Company discloses that its auditors have not reviewed the unaudited consolidated condensed interim financial statements for the three month period ended March 31,2012.

Quantitative Alpha Trading Inc.
Consolidated Condensed Interim Financial Statements
Statements of Loss and Comprehensive Loss
For the three months ended March 31, 2012 and 2011
(Unaudited, expressed in Canadian dollars)

	March 31, 2012	March 31, 2011

Revenue
Licensing	$19,749	$—

Expenses
Amortization - Equipment	5,097	1,978
Amortization - Intangible	207,744	207,744
Finance costs	1,019	22,173
Foreign exchange loss	8,227	31,373
Management, consulting and administrative	81,459	60,405
Office	18,253	10,967
Professional fees	10,475	64,844
Rent	21,405	16,637
Salary and wages	241,774	62,914
Share based compensation	391,563	1,143,272
Travel	18,458	10,194
Trust and filing fees	7,807	11,108
Loss before the following:	(993,532)	(1,643,609)
Interest and other income	(24,674)

Net loss and comprehensive loss	$(1,018,206)	$(1,643,609)

Loss per share, basic	$(0.00)	$(0.01)
Loss per share, fully diluted	$(0.00)	$(0.01)

Weighted average number of common shares outstanding, basic	264,641,070	135,344,145
Weighted average number of common shares outstanding, fully diluted	265,330,933	135,500,552

The accompanying notes form an integral part of these consolidated condensed interim financial statements

Quantitative Alpha Trading Inc.
Consolidated Condensed Interim Financial Statements
Statements of Financial Position
(Unaudited, expressed in Canadian dollars)

As at	March 31, 2012	December 31, 2011

Assets

Current assets
Cash and cash equivalents (Note 4)	$690,341	$1,203,430
Marketable securities
Other receivables	72,054	24,409
Prepaid expenses	254,991	255,160
	1,017,386	1,482,999

Equipment (Note 5)	45,747	49,969
Intangible (Note 6)	6,751,671	6,959,415
Prepaid Expenses - long term	26,042	78,125
Total Assets	$7,840,846	$8,570,508

Liabilities and Shareholders’ Equity
Current liabilities
Trade and other payables	$423,044	$526,063
	423,044	526,063
Shareholders’ equity
Share capital and warrants (Note 7)	13,874,355	13,874,355
Contributed surplus	5,366,205	4,974,642
Deficit	(11,822,758)	(10,804,552)
	7,417,802	8,044,445

Total Liabilities and Shareholders’ Equity	$7,840,846	$8,570,508

The accompanying notes form an integral part of these consolidated condensed interim financial statements

Quantitative Alpha Trading Inc.
Consolidated Condensed Interim Financial Statements
Statements of Changes in Equity
For the three months ended March 31, 2012 and 2011
(Unaudited, expressed in Canadian dollars)

	Share Capital and Warrants $	Contributed Surplus $	Deficit $	Total Equity $

As at January 1, 2012	13,874,355	4,974,642	(10,804,552)	8,044,445
Net loss and comprehensive loss	—	—	(1,018,206)	(1,018,206)
Share based compensation (Note 7)	—	391,563	—	391,563
As at March 31, 2012	13,874,355	5,366,205	(11,822,758)	7,417,802

As at January 1, 2011	8,939,599	2,406,438	(5,660,942)	5,685,095
Net loss and comprehensive loss	—	—	(1,643,609)	(1,643,609)
Issuance - private placement (Note 7)	500,000	—	—	500,000
Issuance - conversion of notes payable	2,486,930	—	—	2,486,930
Issuance - warrant exercise (Note 7)	2,000,000	—	—	2,000,000
Share based compensation (Note 7)	—	1,091,189	—	1,091,189
As at March 31, 2011	13,926,529	3,497,627	(7,304,551)	10,119,605

The accompanying notes form an integral part of these consolidated condensed interim financial statements

Quantitative Alpha Trading Inc.
Consolidated Condensed Interim Financial Statements
Cash Flow Statements
For the three months ended March 31, 2012 and 2011
(Unaudited. expressed in Canadian dollars)

	March 31, 2012	March 31, 2011

Cash provided by (used in)

Operating activities
Loss for the year	$(1,018,206)	$(1,643,609)
Items not involving cash:
Share based compensation	391,563	1,143,272
Amortization	212,841	209,722
Accrued interest on notes payable		21,631
Foreign exchange on notes payable		11,378
	(413,802)	(257,606)
Net changes in non-cash working capital
Other receivables	(47,645)	(729)
Prepaid expenses	52,252	(6,000)
Trade and other payables	(103,019)	31,903
	(512,214)	(232,432)

Investing activities
Purchase of equipment	(875)
	(875)

Financing activities
Common shares issued		2,500,000
Deposit on private placement		(250,000)
		2,250,000

Increase (decrease) in cash and cash equivalents	(513,089)	2,017,568
Cash and cash equivalents, beginning of year	1,203,430	174,530

Cash and cash equivalents, end of year	$690,341	$2,192,098

Supplementary information:
Cash received from interest	$–	$–
Non-cash transactions:
Conversion of notes payable	$–	$2,486,930

The accompanying notes form an integral part of these consolidated condensed interim financial statements

Quantitative Alpha Trading Inc.
Notes to the Consolidated Condensed Interim Financial Statements
For the three months ended March 31, 2012 and 2011
(Unaudited, expressed in Canadian dollars)

1.	NATURE OF OPERATIONS AND CORPORATE INFORMATION

Quantitative Alpha Trading Inc. and subsidiary herein after referred to as “Company” or “QAT” is a public company incorporated in the Province of Ontario, Canada. These financial statements include the results of QAT’s wholly owned US subsidiary, Quantitative Alpha Trading (USA) LLC.

The head office and registered office of the Company is located at 36 Toronto Street, Suite 750, Toronto, Ontario, M5C 2C5.

The Company is in the business of developing and licensing sentiment based proprietary trading software for the institutional trading and money manager markets.

2.	BASIS OF PRESENTATION

These condensed interim consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) applicable to the preparation of interim financial statements, including International Accounting Standard 34 Interim Financial Reporting. Accordingly, certain information and disclosures normally included in annual consolidated financial statements prepared in accordance with IFRS as issued by the IASB have been omitted or condensed. These consolidated condensed interim financial statements should be read in conjunction with the Company’s annual consolidated financial statements for the year ended December 31, 2011, which have been prepared in accordance with IFRS as issued by the IASB.

The policies applied in these consolidated condensed interim financial statements are consistent with the policies disclosed in Note 5 of the consolidated financial statements for the year ended December 31, 2011.

The condensed interim consolidated financial statements were authorized for issue by the Board of Directors on May 8, 2012.

3.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The principal accounting policies applied to the presentation of these consolidated condensed interim financial statements are as set out in the Company’s annual consolidated financial statements for the year ended December 31, 2011, prepared in accordance with IFRS as issued by the IASB. These policies and methods of computation have been consistently applied to all periods presented unless otherwise stated.

Quantitative Alpha Trading Inc.
Notes to the Consolidated Condensed Interim Financial Statements
For the three months ended March 31, 2012 and 2011
(Unaudited, expressed in Canadian dollars)

3.              SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

New accounting pronouncements

New standards and amendments, that have been issued by the IASB and not yet effective for the fiscal year beginning January 1, 2012, are summarized in the Company’s annual consolidated financial statements for the year ended December 31, 2011.

4.	CASH AND CASH EQUIVALENTS

Cash and cash equivalents include the following components:

	March 31, 2012	December 31, 2011

Cash at bank and in hand:
Canadian dollars	$59,677	$158,223
US dollars	630,664	894,043
Short-term deposits	—	151,164
	$690,341	$1,203,430

5.	EQUIPMENT

	Office Equipment $	Computer Equipment $	Computer Software $	Leasehold Improvements $	Total $
Cost
At December 31, 2011	25,744	59,904	10,473	2,522	98,643
Additions	—	875	—	—	875
At March 31, 2012	25,744	60,779	10,473	2,522	99,518

Accumulated Amortization
At December 31, 2011	4,776	30,903	10,473	2,522	48,674
Additions	1,049	4,048	—	—	5,097
At March 31, 2012	5,825	34,951	10,473	2,522	53,771

Net book value
December 31, 2011	20,968	29,001	—	—	49,969
March 31, 2012	19,919	25,828	—	—	45,747

Quantitative Alpha Trading Inc.
Notes to the Consolidated Condensed Interim Financial Statements
For the three months ended March 31, 2012 and 2011
(Unaudited, expressed in Canadian dollars)

6.	INTANGIBLE

Intangible assets are reviewed annually for impairment or when events or changes in circumstances indicate that the carrying value may not be recoverable. Management performed its annual impairment review at December 31, 2011 and determined that the recoverable amount of the software was in excess of its carrying value.

Software
Cost
At December 31, 2011	$8,309,750
Additions	—
At March 31, 2012	$8,309,750

Accumulated Amortization
At December 31, 2011	$1,350,335
Additions	207,744
At March 31, 2012	$1,558,079

Net book value
December 31, 2011	$6,959,415
March 31, 2012	$6,751,671

7.	SHARE CAPITAL

a) Authorized and outstanding shares
As at March 31, 2012 the authorized share capital of the Company consisted of the following:

Unlimited number of Common Shares with no par value
5,250,000 Class B non-voting Preferred Shares with no par value

Quantitative Alpha Trading Inc.
Notes to the Consolidated Condensed Interim Financial Statements
For the three months ended March 31, 2012 and 2011
(Unaudited, expressed in Canadian dollars)

7.	SHARE CAPITAL (CONTINUED)

A continuity of the outstanding share capital is as follows:
	Number of common shares	Number of Class B preferred shares

As at January 1, 2012	263,953,364	689,863
Issuance - conversion of preferred shares	2,758,380	(275,838)
As at March 31, 2012	266,711,744	414,025

As at January 1, 2011	124,862,860	5,250,000
Issuance - private placement	9,523,796	—
Issuance - conversion of notes payable	47,370,100	—
Issuance - warrant exercise	38,095,238	—
As at March 31, 2011	219,851,994	5,250,000

On January 19, 2011, the Company completed a non-brokered private placement for gross proceeds to the Company of $500,000. Pursuant to the private placement, the Company issued 9,523,796 units at a purchase price of $0.0525 per unit. Each unit consists of one common share of the Company and four common share purchase warrants. Each whole warrant entitles its holder to purchase one additional Common Share at an exercise price of $0.0525. These warrants were exercised prior to their expiry on March 31, 2011 resulting in additional gross proceeds to the Company of $2,000,000. Share issuance costs of $15,590 have been offset against gross proceeds.

On March 30, 2011, the shareholders of the Company, by waiving any condition for conversion, had authorized the early conversion of 5,250,000 Class B Preferred Shares into common shares, thereby ensuring that all of its issued and outstanding equity is represented by voting common shares. Each Class B Preferred Share is convertible into ten common shares at the option of the holder. As of December 31, 2011, 4,410,137 Preferred Shares have been converted into 44,101,370 common shares Share issuance costs of $22,858 have been offset against gross proceeds

Quantitative Alpha Trading Inc.
Notes to the Consolidated Condensed Interim Financial Statements
For the three months ended March 31, 2012 and 2011
(Unaudited, expressed in Canadian dollars)

7.	SHARE CAPITAL (CONTINUED)

As at March 31, 2011, the Company had 337,800 common share purchase warrants outstanding recorded originally at their fair value of $33,442 using the Black Scholes model for pricing options. The weighted average fair value per warrant of $0.099 was calculated using the following weighted average assumptions: dividend yield of 0%, expected volatility of 161%, risk-free interest rate of 1.7% and an expected life of 2 years. These warrants entitled the holder to purchase one common share of the Company at a price of $0.40 per share until May 12, 2012.

b) Stock options

QAT has an incentive stock option plan authorizing the Company to issue incentive stock options to directors, officers, employees and consultants of the Company. The option price shall not be less than the fair market value of the Company’s common shares on the grant date. The volatility used in each of the calculations noted below was based on a historical average volatility over the expected life of the options.

On January 9, 2012, the Company awarded its Chief Financial Officer a total of 100,000 stock options which vest on January 9, 2013 at an exercise price of $0.10. The options granted have an expiry date of January 9, 2022. The fair value of each option at the date of grant was estimated at $0.10/option by using the Black-Scholes option pricing model with the following assumptions:

Risk free interest rate	1.95%
Expected life	8-10 years
Volatility	252%
Expected dividends	nil

On August 17, 2011, the Company awarded an employee a total of 2,723,518 stock options which vest immediately upon commencement of employment at an exercise price of $0.10. The options granted have an expiry date of August 17, 2021. The fair value of each option at the date of grant was estimated at $0.10/option by using the Black-Scholes option pricing model with the following assumptions:

Risk free interest rate	2.95%
Expected life	8-10 years
Volatility	232%
Expected dividends	nil

Quantitative Alpha Trading Inc.
Notes to the Consolidated Condensed Interim Financial Statements
For the three months ended March 31, 2012 and 2011
(Unaudited, expressed in Canadian dollars)

7.	SHARE CAPITAL (CONTINUED)

b) Stock options (continued)

On April 4, 2011, the Company awarded a consultant a total of 680,880 stock options of which 226,960 vest immediately at an exercise price of $0.34, 226,960 vests on the first anniversary of the grant date with an exercise price of $0.34 and 226,960 vests on the second anniversary of the grant date with an exercise price of $0.34. The options granted have an expiry date of April 4, 2021. The fair value of each option at the date of grant was estimated at $0.34/option by using the Black-Scholes option pricing model with the following assumptions:

Risk free interest rate	2.95%
Expected life	8-10 years
Volatility	235%
Expected dividends	nil

On March 30, 2011, the Company awarded its directors, officers, employees and consultants a total of 29,958,701 stock options of which 10,440,143 vest immediately at an exercise price of $0.10, 9,759,279 vest on the first anniversary of the grant date with an exercise price of $0.16 and 9,759,279 vest on the second anniversary of the grant date with an exercise price of $0.24. All options granted have an expiry date of March 30, 2021. The fair value of each option at the date of grant was estimated at $0.10/option by using the Black-Scholes option pricing model with the following assumptions:

Risk free interest rate	2.90%
Expected life	8-10 years
Volatility	230%
Expected dividends	nil

Quantitative Alpha Trading Inc.
Notes to the Consolidated Condensed Interim Financial Statements
For the three months ended March 31, 2012 and 2011
(Unaudited, expressed in Canadian dollars)

7.	SHARE CAPITAL (CONTINUED)

b) Stock options (continued)

The continuity of the outstanding stock options of the Company is as follows:

	For the three months ended March 31, 2012		For the year ended December 31, 2011
	Number	Weighted average exercise price	Number	Weighted average exercise price

Balance at beginning of period	36,413,099	$0.18	5,650,000	$0.32
Granted	100,000	0.10	33,363,099	0.17
Exercised	—	—	—	—
Cancelled or expired	(3,050,000)	0.32	(2,600,000)	0.32
Balance at end of period	33,463,099	0.17	36,413,099	$0.18

	Outstanding Options			Exercisable Options
Exercise price per share	Number outstanding	Weighted average remaining life (years)	Weighted average exercise price	Number exerciseable	Weighted average exercise price
$0.09 - $0.25	32,782,219	9.04	$0.17	22,922,948	$0.13
$0.26 - $0.50	680,880	9.02	0.34	226,960	0.34
	33,463,099	9.04	$0.17	23,149,908	$0.14

Quantitative Alpha Trading Inc.
Notes to the Consolidated Condensed Interim Financial Statements
For the three months ended March 31, 2012 and 2011
(Unaudited, expressed in Canadian dollars)

8.	RELATED PARTY TRANSACTIONS

The Company’s related parties include its key management personnel. Unless otherwise stated, transactions with related parties do not incorporate special terms and conditions and no guarantees were given or received.

Transactions with key management personnel
Key management of the Company includes the Board of Directors as well as executive management. Transactions with key management personnel includes the following amounts:
●	During the three months ended March 31, 2012, the Company received $19,749 in revenues from a director of the Company;
●	During the three months ended March 31, 2011, a director and Chairman of the Company received 9,557,035 common shares of the Company as part of the Debt Satisfaction transaction; and
●
During the three months ended March 31, 2011, a company related to a director and Chief Executive Officer of the Company received 5,714,285 common shares of the company as part of the Debt Satisfaction Transaction.

For the three months ended March 31, 2012, the Company was charged approximately $525,785 (2011 1,190,272) by related parties of the Company for management services, property lease rentals, share-based payments, and salary and wages, as set out in the table below:

	March 31, 2012	March 31, 2011
Management services	$—	$30,000
Professional fees	—	15,000
Property lease rentals	—	2,000
Share-based payments (Note 7b)	391,563	1,143,272
Salary and wages	134,222	—
	$525,785	$1,190,272